

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

Mail Stop 3720

November 5, 2009

*By U.S. Mail and facsimile to (907) 297-3052*

Ms. Liane Pelletier
Chief Executive Officer,
Chairman of the Board and President
Alaska Communications Systems Group, Inc.
600 Telephone Ave.
Anchorage, AK  99503-6091

> **RE:**  **Alaska Communications Systems Group, Inc.**
> **Form 10-K for the year ended December 31, 2008, as amended**
> **and Document Incorporated by Reference**
> **Filed March 9, 2009**
> **File No. 000-28167**

Dear Ms. Pelletier:

We have reviewed your filing and have the following comments.  If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  You should comply with the remaining comments in future filings, as applicable.  Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis…, page 26

Liquidity and Capital Resources, page 34

1.   You state in the first paragraph on page 36 that you believe you have sufficient cash provided by operations, and available borrowing capacity under your revolving credit facility to service your debt, pay your quarterly dividends and

fund your operations, capital expenditures and other obligations over the next 12 months. In future filings, please also provide a robust discussion of your ability to satisfy your long-term liquidity needs. For example, we note that you have significant long-term debt due in 2012-2013. If a material deficiency in long-term liquidity is identified, you should disclose the deficiency, as well as disclose your proposed remedy, that you have not decided on a remedy, or that you are currently unable to address the deficiency. For more information, please refer to Section III.C. of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13 of the Proxy Statement

2.      We note the Compensation and Personnel Committee primarily determines the annual cash incentive awards, performance-accelerated restricted stock awards, long-term performance-accelerated restricted stock awards, and performance share units based upon the attainment of certain performance targets (e.g., EBITDA less capital expenditures). We also note that in March 2009 the Committee determined that you achieved results that were "100.8% of target." While we note your disclosure on page 15 of the EBITDA performance target for the year ending December 31, 2009, you have not disclosed the performance targets related to the 2008 awards. In future filings, please disclose the performance targets or objectives that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K.

Grants of Plan-Based Awards, page 22 of the Proxy Statement

3.      In future filings, please disclose the actual grant date for equity-based awards, as required by Item 402(d)(2)(ii) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 23 of the Proxy Statement

4.      In future filings, please disclose by footnote the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal year end, as required by Instruction 2 to Item 402(f)(2) of Regulation S-K.

Director Compensation, page 25 of the Proxy Statement

5.      In future filings, please disclose by footnote the aggregate number of stock awards outstanding at fiscal year end, as required by the instruction to Item 402(k)(2)(iii).

Form 10-K/A for Fiscal Year Ended December 31, 2008, filed June 10, 2009

6.     We note that your Form 10-K/A filed June 10, 2009 did not include as exhibits the certifications required by Rule 13a-14(a) and Rule 13a-14(b).  Please note that under Exchange Act Rule 12b-15, amendments to any report required to include the certifications as specified in Exchange Act 13a-14(a) must include new certifications by each principal executive and principal financial officer of the registrant, and an amendment to any report required to be accompanied by the certifications as specified in 13a-14(b) must be accompanied by new certifications by each principal executive and principal financial officer of the registrant. Therefore, please amend your Form 10-K to include these required certifications.

*     *     *     *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3815 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director